UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 5)


                             FORT BEND HOLDING CORP.
                                (Name of Issuer)

                                  COMMON STOCK
                           (PAR VALUE $.01 PER SHARE)
                         (Title of Class of Securities)

                                   346824-10-S
                                 (CUSIP Number)

                                GEORGE B. HARROP
                         10190 OLD KATY ROAD, SUITE 350
                              HOUSTON, TEXAS 77043
                                 (713) 984-1298
                            EMAIL: VBH001@HAL-PC.ORG
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                DECEMBER 7, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) OR 240.13d-1(g), check the following box: |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See ss. 240.13d-7b for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                                               Page 1 of 6 Pages

                                  SCHEDULE 13D

-------------------------------                    ----------------------------
CUSIP No.:  346824-10-5                                  Page 2 of 6 Pages
-------------------------------                    ----------------------------

-------------------------------------------------------------------------------

  1   NAME OF REPORTING PERSON
      George B. Harrop
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
-------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]
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  3   SEC USE ONLY
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      SOURCE OF FUNDS

  4   PF, OO, BK
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  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(E)                                                [ ]
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  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
-------------------------------------------------------------------------------
       NUMBER OF
         SHARES      7   SOLE VOTING POWER
      BENEFICIALLY
        OWNED BY         23,148
          EACH     ------------------------------------------------------------
       REPORTING     8   SHARED VOTING POWER
         PERSON
          WITH           69,444(1)
                   ------------------------------------------------------------
                     9   SOLE DISPOSITIVE POWER

                         23,148
                   ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                         69,444(1)
-------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      92,592
-------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]
-------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      4.96% (2)
-------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON

      IN
-------------------------------------------------------------------------------

-------------------------------                    ----------------------------
CUSIP No.:  346824-10-5                                  Page 3 of 6 Pages
-------------------------------                    ----------------------------


      (1) These shares are held jointly by George B. Harrop and his wife.

      (2) Based on 1,868,616 shares of Common Stock outstanding as of October 27, 1998 as stated in Fort Bend's Form 10-QSB for the quarterly period ended September 30, 1998.

                                                               Page 4 of 6 Pages

ITEM 1.  SECURITY AND ISSUER

      The Statement on Schedule 13D (the "Schedule 13D"), filed on February 21, 1997, by George B. Harrop, relating to the beneficial ownership of common stock, par value $.01 per share (the "Common Stock") of Fort Bend Holding Corp., a corporation incorporated under the laws of Delaware (the "Company" or "Fort Bend") and amended and supplemented by Amendment No. 1 to the Schedule 13D, filed on March 7, 1997 by George B. Harrop, Amendment No. 2 to the Schedule 13D, filed on June 12, 1998 by George B. Harrop, Amendment No. 3 to the Schedule 13D, filed on June 22,1998 by George B. Harrop and Amendment No. 4 to the Schedule 13D, filed on June 30, 1998 by George B. Harrop is hereby amended and supplemented as set forth below. Other than as set forth below, the Schedule 13D, as amended, is unchanged. Fort Bend maintains its principal executive offices at 3400 Avenue H, Rosenberg, Texas 77471.

ITEM 2.     IDENTITY AND BACKGROUND

      George B. Harrop and his wife, ValBerta Harrop, are individuals whose business address is 10190 Old Katy Road, Suite 510, Houston, Texas 77043. Mr. Harrop is a private investor. Mr. Harrop is also CEO of Harrop Construction Company, Inc. Mrs. Harrop is the Secretary and Treasurer of Harrop Construction Company, Inc. Both Mr. and Mrs. Harrop are United States citizens. Neither George B. Harrop nor VaBerta Harrop has, during the past five years, been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      Item 3 of the Schedule 13D, as amended, is unchanged.

ITEM 4.     PURPOSE OF THE TRANSACTION

      Mr. Harrop initially acquired the Common Stock of the Company with a view to holding a substantial ownership interest in the Issuer. Currently, the Common Stock is held only for investment purposes. On October 21, 1998, the Company announced its acquisition by Southwest Bancorp, Inc. ("Southwest"). The Company's shareholders will receive 1.45 shares of Southwest common stock for each share of the Company's Common Stock when the acquisition is closed. The acquisition is expected to close in the first quarter of 1999.

      On November 16, 1998, the Company announced that it would redeem all of its outstanding 8% Convertible Subordinated Debentures due December 1, 2005 ("Debentures"). Holders have the right to convert the Debentures into 92.592 shares of Common Stock for each $1,000 principal amount of Debentures. On December 4, 1998, Mr. Harrop converted all of his Debentures into 95,369 shares of Common Stock. For investment reasons, Mr. Harrop sold 76,977 shares of Common Stock between December 7, 1998 and December 11, 1998.

      Mr. Harrop may from time-to-time (i) acquire additional Common Stock (subject to availability at prices deemed favorable by Mr. Harrop) in the open market, in privately negotiated transactions or otherwise, or (ii) dispose of Common Stock at prices deemed favorable to Mr. Harrop in the open market or in privately negotiated transactions or otherwise.

      Except as set forth above, Mr. Harrop does not have any present plan or intention which would result in or relate to any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.     INTERESTS IN SECURITIES OF THE ISSUER

      Mr. Harrop is the beneficial owner of shares of Common Stock which, based on number of shares of Common Stock stated to be outstanding on October 27, 1998 in Fort Bend's Form 10-QSB for the period ended September 30, 1998, represents 4.96% of the Company's outstanding Common Stock. These shares of Common Stock represent 69,444 shares held in joint accounts with Mr. Harrop's wife, ValBerta Harrop, and 23,148 shares held through Mr. Harrop's individual retirement accounts.

      Mr. Harrop has sole voting and dispositive power for 23,148 shares of Common Stock and Mr. and Mrs. Harrop share voting and dispositive power for 69,444 shares of Common Stock. SEE Item 2 for identity and background information concerning Mrs. Harrop.

                                                               Page 5 of 6 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      Item 6 of the Schedule 13D, as amended, is unchanged.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

      None

                                                               Page 6 of 6 Pages
                                   SIGNATURES


      After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  December 17, 1998


                                                /s/ GEORGE B. HARROP
                                                    George B. Harrop